Exhibit 99.1

Nyxoah to Release First Half 2021 Financial Results on August 31 and

Host Earnings Conference Call on September 1, 2021

Mont-Saint-Guibert, Belgium. - August 11, 2021, 10:30 pm CET / 4:30 pm ET - Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today announced that it will release financial results for the first half of 2021 on Tuesday, August 31, 2021, after the US markets close. Company management will host a conference call to discuss financial results on Wednesday, September 1, 2021, beginning at 3:00 p.m. CET / 9:00 a.m. ET.

Investors interested in listening to the conference call may do so by dialing (844) 260-3718 for US, 0800 73264 for Belgium, or (929) 517-0938 for international callers, followed by Conference ID: 7468474. A live and archived webcast of the event will be available on the Company’s investors relations website at https://investors.nyxoah.com/.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a CE-validated, patient-centered, next generation hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

Following the successful completion of the BLAST OSA study in patients with moderate to severe OSA, the Genio® system received its European CE Mark in 2019. The Company has completed the BETTER SLEEP study in Australia and New Zealand for therapy indication expansion and is currently conducting the DREAM IDE pivotal study for FDA approval and a post-marketing EliSA study in Europe to confirm the long-term safety and efficacy of the Genio® system.

For more information, please visit http://www.nyxoah.com/.

Contacts:

Nyxoah

Fabian Suarez, Chief Financial Officer

corporate@nyxoah.com

+32 (0)10 22 24 55

Gilmartin Group

Vivian Cervantes

IR@nyxoah.com